CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072

                                                 &01 8th Street, N.W., Suite 410
                                                            Washington, DC 20005
    Steven J. Glusband                 o                       (202) 898-1515
          Partner                                                     o
             o                Tel (212) 732-3200            570 Lexington Avenue
 Direct Dial: 212-238-8605    Fax (212) 732-3232             New York, NY 10022
 E-mail: glusband@clm.com                                      (212) 371-2720




                                                     March 5, 2009

VIA EDGAR
---------

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  Prana Biotechnology Limited
                           Form 20-F for the Fiscal Year Ended June 30, 2008 Filed September 25, 2008
                           File No. 000-49843
                           ------------------

Dear Mr. Riedler.

         On behalf of our client, Prana Biotechnology Limited (the "Company"), we are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the "Commission"), in a letter to Mr. Geoffrey P. Kempler, Chief Executive Officer of the Company, dated February 9, 2009, with respect to the Company's annual report on Form 20-F for the fiscal year ended June 30, 2008 filed with the Commission on September 25, 2008 (the "2008 20-F").

         The paragraphs below are numbered to correspond to the Staff's comments as set forth in your letter dated February 9, 2009. In each instance, we have repeated your comment in italics and boldface and set forth our response in plain type below the relevant comment.

FORM 20-F FOR THE YEAR ENDED JUNE 30, 2008
------------------------------------------

ITEM 4. INFORMATION ON THE COMPANY
----------------------------------

A. HISTORY AND DEVELOPMENT OF THE COMPANY, PAGE 16
--------------------------------------------------

1. WE NOTE THAT YOU HAVE LICENSED A PATENT APPLICATION FROM GENERAL HOSPITAL CORPORATION. PLEASE DISCLOSE THE NATURE OF THE PATENT, IDENTIFY THE TECHNOLOGY AND/OR PRODUCT CANDIDATES THAT ARE DEPENDENT ON THE TECHNOLOGY, QUANTIFY THE AMOUNTS PAID TO DATE, AGGREGATE POTENTIAL MILESTONES, ROYALTY PROVISIONS AND EXPIRATION PROVISIONS.

         Please see the response to comment 5 below with respect to the international patent application (PCT application) entitled `Neurotoxic Oligomers.'

LIQUIDITY AND CAPITAL RESOURCES, PAGE 38
----------------------------------------

2. WE NOTE THE DISCUSSION OF YOUR CONSULTING AGREEMENT WITH PROFESSOR ASHLEY BUSH DESCRIBED ON PAGE 40. PLEASE DESCRIBE THE NATURE OF THE CONSULTING SERVICES. ADDITIONALLY, FILE THE AGREEMENT AS AN EXHIBIT OR PROVIDE AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT YOU ARE NOT SUBSTANTIALLY DEPENDENT ON THE AGREEMENT.

         The consulting services provided by Professor Ashley Bush include the discussion of current and future developments in the field of therapies based on metal mediated, oxidative stress or toxic gain of function of proteins involved in selected neurodegenerative diseases. His services also include possible participation in research projects, the assignment of intellectual property rights arising from such projects and assisting the Company with its patent prosecutions. The services are provided for a maximum of 40 days per year of service under the agreement. The Company will file the consulting agreement with Professor Ashley Bush as an exhibit in an amendment to the 2008 Form 20-F upon completion of the review process.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, PAGE 42
-------------------------------------------------------

3. PLEASE DESCRIBE THE PATENT AND PATENT RIGHTS YOU ACQUIRED PURSUANT TO THE AGREEMENT WITH THE UNIVERSITY OF MELBOURNE, IDENTIFY THE TECHNOLOGY OR PRODUCT CANDIDATES THAT ARE DEPENDENT ON THIS PATENT, AND DESCRIBE THE RESEARCH PROJECTS THEY ARE CONDUCTING ON YOUR BEHALF.

         The patent and patent rights acquired by the Company pursuant to the agreement with the University of Melbourne dated May 7, 1999, are comprised of an international patent application (PCT application) entitled, `A method of assaying and treating Alzheimer Disease.' The patent application matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The invention is directed to a method for assaying for Alzheimer's disease and to a method for treating the disease by modulating divalent or trivalent cation and/or heparin interaction in a patient with Amyloid Precusor Protein ("APP"). The technologies or products that may arise from the invention include therapeutic agents such as zinc binding agents that modulate processing of APP, as well as a screening assay for Alzheimer's disease to determine the amount of various forms of APP in the circulatory system of a human compared to a control sample to determine presence of the disease.

         Under an agreement with the University of Melbourne dated December 1, 2000, the University agreed to undertake various research projects on the behalf of the Company. Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of compounds of the Company in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of the Company's compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for the Company.

4. PLEASE DESCRIBE THE NATURE OF THE PATENT ASSIGNED TO YOU PURSUANT TO YOUR AGREEMENT WITH THE BIMOLECULAR RESEARCH INSTITUTE, IDENTIFY THE TECHNOLOGY OR PRODUCT CANDIDATES THAT ARE DEPENDENT ON THE PATENT AND QUANTIFY ALL AMOUNTS PAID TO DATE PURSUANT TO THE AGREEMENT.

         Two patent applications were assigned to the Company under the agreement with the Bimolecular Research Institute dated February 8, 2000. One is an international patent application (PCT application) entitled `Beta-Amyloid Peptide Inhibitors' that has matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The invention is directed to compounds which block the metal binding site on Beta-Amyloid. The technologies or products that may arise from this invention include metallo-based compounds as therapeutics or preventative treatments for Alzheimer's disease. The other patent is an Australian provisional application, which has matured into a patent application in the United States entitled `Method of Screening for inhibitors of Alzheimer's Disease.' The invention is directed to the use of copper agonist compounds to treat or prevent Alzheimer's disease. The technologies or products that may arise from this invention include using copper agonists to reduce the processing of APP into beta-amyloid and methods of detecting compounds which can act as copper agonists for use in therapy. During the years ended June 30, 2006, 2007 and 2008, no amounts were paid under the agreement to the current owner of the two patents, the Commonwealth Scientific and Industrial Research Organization, or its predecessor the Biomolecular Research Institute.

5. PLEASE DESCRIBE THE PATENTS YOU LICENSED PURSUANT TO THE JANUARY 1, 2001 AGREEMENT WITH GHC. YOUR DISCUSSION SHOULD IDENTIFY YOUR TECHNOLOGY AND PRODUCT CANDIDATES DEPENDENT ON THESE PATENTS, QUANTIFY ALL AMOUNTS PAID TO DATE AND AGGREGATE POTENTIAL MILESTONE PAYMENTS, AND DISCLOSE EXPIRATION PROVISIONS.

         The patents licensed from GHC pursuant to the January 1, 2001 agreement between the Company and GHC are set forth below. Under the agreement, the license for a particular patent expires at the end of the term of the patent rights under the respective patent. In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application. Under the agreement, the Company was required to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license. As disclosed in the 2008 Form 20-F, these obligations have been satisfied by the Company in full.

          o `Use of clioquinol for the therapy of Alzheimer's Disease.' This patent application was filed on January 4, 1999 and has matured into national phase prosecution in the United States. The patent is expected to expire on January 4, 2019. The invention is directed to the use of Clioquinol as treatment for Azheimer's disease and the technology is limited to the specific use of Clioquinol as a therapeutic agent. The license provides for potential payments to GHC of an aggregate U.S$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date.

          o `Agents for Use in the treatment of Alzheimer's Disease.' This international patent application (PCT application) was filed on March 11, 1999 and matured into national phase prosecution in Australia, Canada, Europe, Hong Kong and the United States. The patent is expected to expire on March 11, 2019. The invention is directed to compositions containing Clioquinol and known metal binding agents and their combined use in the treatment of amyloid related diseases, including Alzheimer's disease. The technology is limited to the specific use of Clioquinol combined with a metal chelator chosen from one of bathocuproine, bathophenanthroline, DTPA, EDTA, EGTA, penicillamine, TETA or TPEN and pharmaceutical compositions containing such agents. The license provides for potential payments to GHC of an aggregate U.S$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date.

          o `An in vitro system for determining formation of Aa Amyloid.' This international patent application (PCT application) was filed on October 19, 1994 and matured into national phase prosecution in Canada, Japan and the United States. The patent is expected to expire on October 19, 2014. The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of that formation. The technology encompasses various assays for detection of amyloid screening candidate agents for their ability to prevent or reverse the formation of amyloid in vitro, as well as kits which are used in those methods. One specific product relates to a rapid analytical method for detection amyloid formation in a biological fluid, which involves a series of steps, resulting in a diagnostic. A second product relates to a method for determining whether a compound inhibits the formation amyloid, also by a series of similar steps, i.e. a method for identifying a drug candidate. The license provides for potential payments to GHC of an aggregate U.S$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date.

          o `A diagnostic assay for Alzheimer's Disease.' This international patent application (PCT application) was filed on October 19, 1994 and matured into national phase prosecution in Canada and the United States. The patent is expected to expire on October 19, 2014. The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species. The technology encompasses various assays and kits for detecting and/or quantifying Abeta in a candidate solution. This assay is based on Abeta strongly binding zinc and copper in a pH dependent manner on a zinc- or copper-treated microwell plate. The assay could be utilized as a diagnostic for Alzheimer's disease. The license provides for potential payments to GHC of an aggregate U.S.$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date.

          o `Identification of agents for use in the treatment of Alzheimer's Disease.' This international patent application (PCT application) was filed on March 11, 1998 and matured into national phase prosecution in the Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on March 11, 2018. The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid. Products arising from the invention include various assays for the identification and administration of agents useful in the treatment of Alzheimer's disease, as measured by their ability to reduce H2O2 and other free radicals. The technology also includes a method of treating amyloidosis by administering a metal chelator such as bathocuproine, bathophenanthroline, penacillamine, TETA or TPEN. The license provides for potential payments to GHC of an aggregate U.S.$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date.

          o `Method of screening for drugs useful in treating Alzheimer's Disease.' This international patent application (PCT application) was filed on April 29, 1999 and matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on April 29, 2019. The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid. The patent and products arising from the invention are substantially related to the patent described immediately above entitled `Identification of agents for use in the treatment of Alzheimer's Disease' and the majority of claims in this case have been abandoned in favor of the patent described immediately above.

          o `Neurotoxic Oligomers.' This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Australia, Canada, China, Europe, Japan, New Zealand and the United States. The patent is expected to expire on June 28, 2020. The invention is directed to a novel target for an Alzheimer's disease vaccine. The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer's disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer's disease. The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date.

          o `Methods for the identification of Agents that Inhibit or Promote Cataracts and Uses thereof.' This international patent application (PCT application) was filed on August 18, 2000 and matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on August 18, 2020. The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators. The technologies arising from this invention include various methods for the identification of agents to be used in the treatment of cataracts. In addition, the use of known chelators such as bathocuproine,
               bathophenanthroline,                        triethylenetetramine,
               diethylenetriaminepentaacetic acid, penicillamine, clioquinol and DFO, also derivatives, homologues and analogues. The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
--------------------------------------------------

B. COMPENSATION, PAGE 48
------------------------

6. PLEASE DISCLOSE THE COMPENSATION PAID TO YOUR CHIEF FINANCIAL OFFICER FOR YOUR COMPANY'S LAST FULL FINANCIAL YEAR AS REQUIRED UNDER ITEM 6(B) OF THE 20-F. IN ADDITION, PLEASE FILE AS AN EXHIBIT TO YOUR FILING, ANY EMPLOYMENT AGREEMENT UNDERLYING THE COMPENSATION PAID TO MR. REVELINS AS REQUIRED UNDER INSTRUCTION 4(C) TO THE INSTRUCTIONS AS TO EXHIBITS FOR FORM 20-F.

         As set forth in Note 21 of the Company's consolidated financial statements for the year ended June 30, 2008, on page F-32, the Company paid Mr. Revelins an aggregate AUD$80,000 for the fiscal year ended June 30, 2008. In addition, options to purchase 350,000 ordinary shares were granted to Mr. Revelins in the fiscal year ended June 30, 2008. Mr. Revelins serves as the Company's Chief Financial Officer in a consulting capacity and the Company has not entered into any agreement with Mr. Revelins with respect to such services.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGE F-7
----------------------------------------------------

NOTE 21. KEY MANAGEMENT PERSONNEL COMPENSATION
----------------------------------------------

7. WE NOTE THAT ON PAGES F-32 AND F-33 YOU PROVIDE CONTRADICTORY INFORMATION IN TWO SEPARATE CHARTS LABELED "2007 EXECUTIVE'S REMUNERATION". PLEASE REVISE THIS SECTION TO CLARIFY THE DISCLOSURE PROVIDED.

         The Company has advised that an error occurred in the EDGAR filing of the 2008 Form 20-F and that the table on page F-32 to the Company's consolidated financial statements for the year ended June 30, 2008 should read "2008 Executive's Remuneration" (and not "2007 Executive's Remuneration").

EXHIBITS
--------

8. WE NOTE THAT THERE ARE A NUMBER OF AGREEMENTS INCORPORATED BY REFERENCE THAT ARE NOT ACCESSIBLE ON EDGAR. EXHIBITS 4.1, 4.2, 4.3, 4.5 AND 4.15 ARE INCORPORATED BY REFERENCE TO YOUR REGISTRATION STATEMENT FILED ON MAY 28, 2002. YOUR FORM 20-F FILED ON MAY 28, 2002 WAS A PAPER SUBMISSION AND THE EXHIBITS ARE NOT AVAILABLE ON EDGAR. THEREFORE, IT IS NOT APPROPRIATE TO INCORPORATE THEM BY REFERENCE TO THE FORM 20-F. PLEASE FILE THESE EXHIBITS ON EDGAR.

         In confirmation of our telephone call on February 27, 2009, we have been advised that the Staff will not require the Company to file via EDGAR the exhibits that it previously filed with the Commission as paper submissions that are incorporated by reference into the 2008 Form 20-F.

                                      * * *

         Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

                                            Very truly yours,
                                            /s/ Steven J. Glusband

                                            Steven J. Glusband




cc:      Geoffrey Kempler, Chief Executive Officer,
           Prana Biotechnology Limited (by email)
         Richard Revelins, Chief Financial Officer,
           Prana Biotechnology Limited (by email)
         Kate Plumridge, The CFO Solution (by email)
         Brad Slade, The CFO Solution (by email)

SJG:sr